UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

LADENBURG THALMANN FINANCIAL SERVICES INC.
(Name of Issuer)

Common Stock, Par Value $.0001 Per Share
(Title of class of securities)
50575Q 10 2
(CUSIP number)

J. Bryant Kirkland III
Vector Group Ltd.
4400 Biscayne Boulevard, 10th Floor
Miami, Florida 33137
(305) 579-8000

(Name, address and telephone number of person authorized to receive notices and communications)
November 11, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50575Q 10 2
1	NAME OF REPORTING PERSON Vector Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 15,191,205 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,191,205 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,191,205 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (1)
14	TYPE OF REPORTING PERSON CO; HC

(1) The calculation of the percentage is based on 148,744,079 shares of common stock of the Company outstanding as of October 31, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

This Amendment No. 13 amends the statement on Schedule 13D originally filed by New Valley LLC (“New Valley”) with the Securities and Exchange Commission on February 8, 2001 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $.0001 per share (the “Common Stock”), of Ladenburg Thalmann Financial Services Inc., a Florida corporation (the “Company”). New Valley is wholly-owned by Vector Group Ltd., a Delaware corporation (“Vector”). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.
This Amendment No. 13 to Schedule 13D is being filed to reflect the entry into a Voting Agreement dated November 11, 2019, among Advisor Group Holdings, Inc., a Delaware corporation (“Advisor Group”), Harvest Merger Sub, Inc., a Florida corporation and a wholly-owned subsidiary of Advisor Group (“Merger Sub”) and Vector (the “Voting Agreement”), in connection with the shares of Common Stock of the Company as discussed in Item 6 below. Howard M. Lorber, Richard J. Lampen, and Henry C. Beinstein, who are named in Schedule A herein also each entered into separate voting agreements with Advisor Group and Merger Sub dated November 11, 2019 (the “Director Voting Agreements”) in connection with the shares of Common Stock of the Company as discussed in Item 6 below.
Item 2. Identity and Background.
Item 2 is hereby amended as follows:

(a)	The name of the corporation filing this statement is Vector Group Ltd., a Delaware corporation.

(b)	The address of Vector’s principal office is 4400 Biscayne Boulevard, 10th Floor, Miami, Florida 33137.
(c)    Vector is a holding company and is principally engaged in:

•	the manufacture and sale of cigarettes in the United States through its Liggett Group LLC and Vector Tobacco Inc. subsidiaries, and

•
the real estate business through its New Valley LLC subsidiary, which is seeking to acquire or invest in additional real estate properties or projects. New Valley owns 100% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area and also conducts residential real estate brokerage operations in Florida, California, Connecticut, Massachusetts and Colorado.

(d)
Neither Vector nor, to Vector’s knowledge, any person named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Neither Vector nor, to Vector’s knowledge, any person named on Schedule A attached hereto, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	To Vector’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Vector as of the date hereof.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:
The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended as follows:

(a)
As of the date hereof, Vector beneficially owns 15,191,205 shares of Common Stock of the Company, which constitutes approximately 10.2% of the Company’s outstanding Common Stock, calculated based on 148,744,079 shares of Common Stock of the Company outstanding as of October 31, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

In addition to the number of shares of Common Stock held by Vector as reported herein, Howard M. Lorber, Richard J. Lampen, Henry C. Beinstein, Marc N. Bell and Jean E. Sharpe beneficially own the following number of shares of Common Stock, respectively: 6,147,479; 5,658,249; 523,675; 15,569 and 3,738 shares.

(b)
Subject to the Voting Agreement as described in Item 6 of this Schedule 13D, as of the date hereof, with respect to the 15,191,205 shares of Common Stock held by Vector, Vector exercises both sole voting power and sole dispositive power. To the knowledge of Vector, none of the directors and executive officers of Vector may be deemed to exercise voting power and dispositive power with respect to such shares.

With respect to the shares owned by Messrs. Lorber, Lampen, Beinstein and Bell, and Ms. Sharpe, to the knowledge of Vector, subject to the Director Voting Agreements entered into by Messrs. Lorber, Lampen and Beinstein as described in Item 6 of this Schedule 13D, such persons hold both sole voting and dispositive power with respect to such shares, except for 83,333 shares beneficially owned by Mr. Lampen’s spouse, as to which he disclaims beneficial ownership. To the knowledge of Vector, none of the directors and executive officers of Vector may be deemed to be acting as a group with Vector. Accordingly, Vector disclaims beneficial ownership of the shares of the Company’s securities held by any of the persons listed in Schedule A attached hereto.

(c)
As described in Item 6 of this Statement, Vector has entered into the Voting Agreement, and Messrs. Lorber, Lampen and Beinstein have each entered into the Director Voting Agreements within the last 60 days. Other than described in this Schedule 13D, neither Vector, nor, to the knowledge of Vector, any person listed on Schedule A hereto has effected any other transaction in shares of the Company Common Stock during the past 60 days.

(d)
Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company’s Common Stock owned by Vector or, to the knowledge of Vector, by its directors and executive officers.

(e)    Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.
On November 11, 2019, Advisor Group, Merger Sub and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each outstanding share of the Company’s Common Stock will be converted into a cash payment of $3.50 per share and Advisor Group will become the sole common shareholder of the Company in exchange for cash with respect to all of the issued and outstanding shares of Common Stock of the Company, including all shares held by Vector.
As a condition and material inducement with respect to the transactions contemplated by the Merger Agreement, Advisor Group and Merger Sub have required that Vector enter into the Voting Agreement. Pursuant to the Voting Agreement, Vector has agreed to (i) vote all shares of Common Stock beneficially owned by Vector as of the date of the Voting Agreement (15,191,205 as covered by this Schedule 13D) or acquired by Vector after the date of the Voting Agreement in favor of adopting the Merger Agreement as well as such other matters set forth in the Voting Agreement, and (ii) against any alternative acquisition proposal or any action which is intended or would reasonably be expected to prevent, materially delay, materially interfere with, or materially impair the consummation of the Merger. Vector has granted Advisor Group an irrevocable proxy granting Advisor Group the right to vote on Vector’s behalf as provided in the Voting Agreement.
In addition, pursuant to the Voting Agreement, Vector also agreed, among other things, not to transfer any of its shares of Common Stock during the term of the Voting Agreement, except for certain limited purposes described in the Voting Agreement. The Voting Agreement terminates upon the earliest to occur of (i) the effective time of the Merger; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) the time of any amendment, modification, waiver or other change to any provision of the Merger Agreement that reduces the amount or changes the form of consideration payable to any shareholder of the Company; and (iv) the written agreement of Vector and Advisor Group to terminate the Voting Agreement.
The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference, to the full text of the Voting Agreement, which is included as Exhibit 1 to this Schedule 13D and incorporated hereby by reference.
On November 11, 2019, each of Messrs. Lorber, Lampen and Beinstein also entered into voting agreements with Advisor Group and Merger Sub with respect to voting the shares of Common Stock beneficially owned by each of Messrs. Lorber, Lampen and Beinstein as of the date of the Director Voting Agreements or acquired after the date of the Director Voting Agreements.
As of the date hereof, Vector also owns 240,000 shares of the Company’s Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share, which generally do not have any voting rights, except under limited circumstances.
Except as described in this Schedule 13D and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of the Company, including, without limitation, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1	Voting Agreement, dated November 11, 2019, among Advisor Group Holdings, Inc., Harvest Merger Sub, Inc. and Vector Group, Ltd.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTOR GROUP LTD.

By:	/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Senior Vice President, Treasurer and Chief Financial Officer
Date: November 13, 2019

Schedule A
Directors and Executive Officers of Vector Group Ltd.
The names, present principal occupations or employment and business addresses of the executive officers and directors of the Reporting Person are set forth below. If no address is given, the executive officer’s or director’s business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to the Reporting Person.

Name	Present Principal Occupation or Employment; Business Address
Howard M. Lorber	Director; President and Chief Executive Officer
Richard J. Lampen	Executive Vice President
J. Bryant Kirkland III	Senior Vice President, Chief Financial Officer and Treasurer
Marc N. Bell	Senior Vice President, General Counsel and Secretary
Ronald J. Bernstein	Director; President and Chief Executive Officer of Liggett Group LLC and Liggett Vector Brands LLC
Bennett S. LeBow	Director; Chairman of the Board and Private investor
Stanley S. Arkin	Director; Founding Member and Senior Partner, Arkin Solbakken LLP and Chairman of The Arkin Group LLC, 410 Park Ave, Suite 930, New York, NY 10022
Henry C. Beinstein	Director; Partner, Gagnon Securities LLC, 1370 Avenue of the Americas, New York, NY 10019
Paul V. Carlucci	Director; Private investor
Jean E. Sharpe	Director; Private investor
Barry Watkins	Director; Chief Executive Officer of Clairvoyant Media Strategies and Senior Advisor, Madison Square Garden Company